Filed by PropTech Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PropTech Acquisition Corporation

Commission File No. 001-39142

Transcript of

Porch.com, Inc.

9th Annual Gateway Conference

September 10, 2020

Participants

Cody Slach - Senior Managing Director, Gateway Investor Relations

Matt Ehrlichman - Chief Executive Officer, Chairman and Founder

Presentation

Cody Slach - Senior Managing Director, Gateway Investor Relations

Hey, good afternoon, everyone. We’re really excited for our next presenter to have Matt Ehrlichman, CEO and Co-Founder of Porch with us. And he’s going to spend the next 20 or so minutes to walk you through the great company they’re building. Matt, over to you.

Matt Ehrlichman - Chief Executive Officer, Chairman and Founder

Thanks, Cody. It’s great to be here today, to talk about what we’re building here at Porch. Appreciate the time and attention. We’re excited about this next chapter in our journey, as we become a public company through a merger with PropTech Acquisition Corp., a SPAC that we announced a little more than a month ago.

I’ll take just a moment to introduce myself and some of the background of the company, and then we’ll dive right into to the unique model that we’re building here at Porch. My background is as a technology entrepreneur. I’m located up here in Seattle. Founded Porch about 8 years ago and we launched the company about 7 years ago.

Prior to Porch, I’ve built a couple of companies, and bootstrapped a Software-as-a-Services company out of Stanford back in 2001. And had a good run, built it up and sold it for a little more than $60 million, and then helped build the second company up through its IPO about 9 years ago.

And coming out of that, I knew I wanted to go build one more company. I promised my wife this is my last company. And really, the objective was to go build something truly great, a legacy company. I was in the process of building a home with my family. And it was very clear, as I went through that process, that the home is something that needed to be fixed.

Despite it being the largest asset in most people’s lives. It is pervasively painful and it will be different as you look forward. There’s just too much money in too large of a market for it to not improve.

Porch was born 7 years ago, when we launched the company as a home services marketplace, helping people to get projects done. And while we built the company up over the first couple of years, there were 2 key realizations that we had about 5 years ago, that really led to a key pivot, and positioned the company where we are today as a very unique asset in the home services industry.

One of those insights was that even when we would help and delight a consumer, that consumer didn’t come back to do the next project, next projects frequently enough for them to become a really high LTV customer. The reality is people just don’t do that many projects in their home. And so we started thinking about what are the really high LTV, the highest LTV, services in home, like insurance, like TV/internet, like security, like moving; and when are those services purchased; and then how they purchased at the very beginning of the move.

The second realization was at that point we were quite reliant on classic direct-to-consumer channels like Google. And you could just see the future, certainly, it’s come to be true, where more of Google’s organic shelf space becomes paid. And they are – the whole model is designed to capture all the value, from those paid channels.

And so, we knew we wanted to build something that was defensible, that was unique, and that was going to be able to scale for a long period of time. And so, we made the change to where we are today, which is a vertical software company for the home.

Porch provides ERP and CRM software to a wide variety of home services companies. Those companies can pay us with typical software fees or we really encourage those companies to pay us by providing us access to their consumer, to their homebuyers, where we then generate B2B2C transactional revenues as we help those consumers with key services for their home.

Here’s what our flywheel looks like, to understand how our model works. Again, we provide and we lead with providing software and services to companies. That is our core. That’s what we do in terms of our go-to-market.

Those companies in turn provide us access and introductions to consumers, and in particular, to homebuyers, when they’re most valuable, at very, very large scale. We help those homebuyers with key services, whether that’s insurance, whether it’s moving TV/internet, et cetera. And we’re driving demand back to these companies.

There’s no model like this and no company like this in the home services space. And it’s very similar to a flywheel that OpenTable would have as an example, where they would provide software to restaurants, get access to consumers, monetize with transactions and drive demand back to restaurants.

We’re just in a very attractive position, because the TAM for the home space is just massive, vastly larger. Our transactions are extremely valuable, the transactions we can help consumers with. And so, this model has really scaled. People go to Porch.com. And they aren’t aware that we’re the largest provider of software in the home inspection industry as an example.

We operate a number of different brands. So ISN, for example, is our brand in the inspection software space, where we’re by far the largest provider of software in that industry. We have 26% of all home inspections happened in the U.S. are managed through our software platform.

HireAHelper is our brand in the moving space. We provide software to moving companies, as well as drive demand back to those moving companies. So in total, we have more than 11,000 companies that we provide software and services to today.

These companies then provide us access to demand and to data at very large scale. So right now 65% of all U.S. homebuyers every single month, you’re flowing through our software systems. A subset of the companies pays us for the software by providing us, paying us SaaS fees, and a subset pays us for the software by giving us access to their consumer.

That represents 27% of all U.S. homebuyers, where we are today the moving concierge, where we have call and marketing rights to help those consumers through what is typically a very stressful time in life. The move is typically the third most stressful time, only behind death and divorce.

When we get access to those consumers, again, we then help them with key services. So as an example, Elite Insurance Group is our brand, where we are a nationwide licensed insurance agency. So insurance being the highest valued service in the home, it’s something we’re going deeper and deeper into. So we’re meeting these consumers extremely early in their move, when they have to buy insurance, as well as get these other services taken care of.

We help them here, with comparing all the different insurance options. We help them with variety of services as the consumer goes to the move and certainly ongoing with getting projects done when they’re in their home.

So we’ve been able to build significant scale over the last 7 years through these 11,000 companies that we work with today. And I’ll hit on some of the other metrics here as we go. But the company is doing more than $73 million in revenue this year, 50% CAGR is ballpark what we’ve been running at, 80% gross margins.

And just in June, we crossed the threshold and are now EBITDA positive. And so, there’s very few companies growing at the rate that we’re growing with the 80% kind of best-in-class gross margins, and are already profitable. I’ll go through some of the other metrics here as we go, just some of the other underlying metrics like 134% annual net revenue retention.

We provide software and services today to a number of industries, inspection, moving, work with other categories as well, utilities and warranty. Inspection is our largest industry today, followed by moving. And so, when we go and we work with a home inspection company, we provide them their full toolset that they use to run every aspect of their business.

That could be the configurable dashboard, where they can compare year-over-year performance, all of the calendaring and CRM tools, online booking and payment processing. So it’s the toolset that they use for every element of their business that really help modernize their business and help them scale.

Again, we give them a choice on how they pay. So while they can pay us with SaaS fees, we really encourage these companies to pay us with access to their consumer, because as they do so, these companies are just dramatically more valuable, there are 6x more valuable overnight, when they choose to pay us with access to their consumer. And at the same time, the company really benefits because they get the software for free, they get to provide a moving concierge and service to all of their consumers for free, which gives them a lift in NPS typically a 20 point bump in NPS.

And you can see what this produces for us, there’s very compelling value proposition that we offer which is very unique and hard for others to compete with, produces great results, it is example of this inspector case study. They would typically use whiteboards or excel, they get a little pen and paper to help organize their business before working with Porch. I love the quote where our CRM turned them from a technician into a business owner. It’s exactly what we’re trying to do. A couple of year period of time, we’ve helped to double this business.

And you can see over on the right side of the screen, the output across the board. Right now, we see a 73 NPS and 134% annual net revenue retention. And the reason that it’s so high and so strong is that – is this whole value proposition in our model, where we can get all of the benefits of a traditionally priced SaaS model, where we can go have more salespeople, sell more companies, up-sell modules to these companies. We have its very sticky, we have very, very low churn that’s the ERP system, that’s deeply embedded in their business.

But in addition to that, because these companies pay us with access to the consumer, we have other levers as well. So we can introduce new services to consumer, we can be able to increase the conversion rate. We can be able to make more money per service. And so as we do that all of that value just accrues back to these companies, they become more and more and more valuable to us over time. So it’s like we get to do a price increase every single month. But the companies don’t feel that which is why you see the 73 NPS and the very low attrition rates that we have.

When companies like inspection companies provide their customers, a moving concierge and provide us access to those customers, we really have provided a great very warm experience for those consumers. We get them tools they can manage their move on their own with self-service dashboards. We are introduced to them via these companies as the moving concierge, where we can help them with questions they have about their inspection, everything they need through their move.

It’s not like we sell this consumer out as a lead to inspection companies or to moving companies or TV/Internet companies. No, we’ve actually done the work to integrate with all these major service providers so that we can help consumers compare their options and provision services directly for them. So through us, they don’t have to go wait on the phone with Comcast or they don’t have to go call every single insurance carrier, we’ll provide them all of their choices and help provision that directly to make the move easy for those consumers.

And that value prop, because these inspection companies and moving companies actually get a lift in NPS by paying with customer access, because it’s a great experience with consumers, because unlocked very unique access that nobody else has. First at the scale that we have access to, again, 65% of all U.S. homebuyers going through our software, right now, 41% of the companies you’re paying with access to the customer, which unlocks that 27% of all U.S. home buyers today. But in addition to that, the timing is really important.

Well, you may have moved in the past or recently and you might have remembered changing your address with USPS, and you would just get flooded with direct mail. Well, that’s what brands try to market to these movers today, because they’re so valuable. They spend huge amounts of dollars there. Porch has awareness and gets access to these consumers’ 6-plus weeks earlier than that. Unfortunately, for us, that’s very unique to Porch. And in that window is when most of the major move, purchase decisions are made.

And so for us, because we access consumers in this pre-move, we’ve really focused on this Greenfield opportunity during that move, and on the highest value services in the home like insurance and moving and security and TV/Internet. Over time, we’ll layer in more services like electricity or solar or warranty.

After the consumer is in their home, certainly we help them on an ongoing basis. And there’s so much we can do on an ongoing to make the ongoing maintenance and improvement easy for every one of these customers.

But as we break down the revenue, again, a majority of our revenue comes from accessing consumers from these companies and then monetizing with B2B2C transactions. And so you can see a breakdown of the types of service providers that we work with who pay us when we deliver new customers to them.

So as an insurance again we are a licensed insurance agency, where we sell insurance to these homebuyers that have to get new insurance for their home across these major carriers and brands, making that very easy for consumers to compare and be able to get insurance during for their new home during this very stressful time. Or a week or two after that will help with all the moving options if you just need somebody to carry all the heavy stuff and load a truck fantastic. If you want us to be able to book and reserve a truck will give you a discount for that are a major storage unit. Perfect. We can handle that. We have all those integrations in place.

Security and TV/Internet companies pay us very well up front, where we can be able to deliver new customers to them and activate service. Once consumers are in their home, again, we’ll help them with projects on an ongoing basis by helping them get connected with the right contractors, professionals can create profiles on Porch. We work with the large nationwide contractors. We also partner with the large home service marketplaces that are out there. So whether that’s HomeAdvisor or YP or Dex, many others, we bring their pros into our platform to give the consumers all kinds of choice.

Again, at the end of the day, we are a software company, providing ERP and CRM software to these businesses getting access to this unique and early demand at large scale. It’s very, very valuable. And then we’ll continue to unlock more and more value with those consumers over time.

If we flip here to the financials, I’ll take you through a few slides just to give you a quick snapshot on where Porch is. Overall, we’ve been running at about a 50%, 3-year CAGR. In 2020, our business has been impacted by COVID, particularly between mid-March and mid-June, when there are fewer home inspections that were happening, some of the small companies you’ll pause their business and people were spending less on projects, until we spent, we expected 49% growth right on our CAGR heading into the year. And we’re actually above that in Q1. We’ll end up doing – we’ll grow well, we’ll end up doing about 28% growth in the 2020 year.

Fortunately for us, and you’ll see in a moment here, the grass on COVID, the volume just spiked back up. And so right now we’re back at normal race. So as we look forward to 2021, we’re back on track of where we would have expected which is a normalized 41% growth rate.

Our business is running right around an 80% gross margin. And again, as I mentioned, about a year ago is in a preparation the power company ready to be public. We wanted to go run EBITDA positive in the back half of this year. We crossed over that a little bit early. So we were profitable in June and July, and so we are at EBITDA profitability from a run rate perspective at this point.

As we break down the revenues, you can see what drives the revenues today for the company, so the blue slice of this pie chart are the fees that companies are paying us directly for software fees. Again, we would love if possible, for this to go to zero or close to zero, because that means that we’re getting access to more and more homebuyers from these companies, which drives then the green and the yellow slices.

So the green is our B2B2C transaction revenues tied to moving services. So this reoccurring base of consumers that has very consistent monetization, generates this green, so again, in here is insurance moving which are the largest 2, then security then TV and internet. Once consumers are in their homes, they’ll need help with projects on an ongoing basis or repairs for inspection reports that generates that yellow slice in revenues.

On the bottom of the slide, you can see where we’re are from a long-term economics, Porch targets 25% long-term EBITDA margin targets, and we’re progressing really well toward that. We’re already nearly at or at our gross profit long-term targets. We’ve seen significant leverage creation, both in the contribution margin and on the EBITDA margin, where we’re starting to approach our long-term contribution margin targets. Below that is really largely R&D.

In G&A, we’ve spent historically very aggressively in R&D, and will continue to build a long-term great winning company. We’ll just make sure we don’t grow R&D as quickly as we grow revenue. So there’ll be consistent margin expansion now that we’ve crossed over and are profitable.

From a COVID perspective, you can see the charts here, but again, it fell off a cliff mid-March bottomed out middle of April and came rocketing back. And so again, by the end of June, things were back on track and normal. People at this point are moving more, you’re spending more money on their homes. We’re all stuck in our homes like I am here. And so certainly, we have wind at our backs.

I’ll take a few minutes to hit on key slides here as we look forward. And first, just not to miss it. I’m so excited about the team that we’ve compiled just absolute rock stars with tremendous experience. You’re under laid with these really strong values and DNA of the company, no jerks, no egos, for example, the first thing when you walk into the room.

As we look forward, we have this massive TAM. There are very few markets that are larger, over a $220 billion TAM today. And for us, that produces a really exciting opportunity as we look ahead. First in terms of the basic blocking and tackling of the business, we expect to be able to grow this business at a consistent 30% to 35% type clip, 2 levers for us are just very clear. One is when companies are paying us with software fees. They pay us a monthly fee that’s worth about $4 per customer.

When they flip and they start paying us with access to the consumer, all of their customers on average are worth $25 per customer, whether or not we talk to them, whether or not we actually buy a service just on $25 on average. That means that overnight, a company when they pay us with access, and they get the software for free is worth 6x more to us. Right now 59% of companies are still paying with SaaS fees, given we turn customer access pricing on about 3 years ago and are just consistently migrating companies over to that model. Case in point when new companies come on board north of 75% of new companies leave training paying with customer access.

On the right side of the slide, you see the opportunity, so while 25 is great, and obviously we make a lot of revenue here from those companies, we’re just scratching the surface on the opportunity. So if we were to build what I envision us building over time where it feels to the consumer like it does for a CEO or an executive where you get a corporate relocation and everything’s handled for you. We help the consumer with what they are going to purchase anyway, it’s a $2,300 revenue opportunity per homebuyer. Not including all of the additional work, you’re in their home after they’re moved in to their home.

So today, we’re capturing 1% of that value, and will continue to increase that as we offer self-service tools for more service, offer an app eventually for the consumer to help them through that journey, increase conversion rates, our sales and concierge team just continue to improve. And we will go deeper in key select services like insurance, where we will be able to make more revenue per consumer as we go deeper into that value chain.

And that’s really represented here on this slide, where as you can see, we expect to build meaningful scale in the not too distant future as a business. In addition to the core blocking and tackling growth, we expect to be able to go to and offer mover marketing to big brands to shift their spend earlier. We will go deeper in insurance and acquire an MGA, managed general agency, to be able to capture more than twice the take-rates from each of these consumers that we interact with.

And then, 3, we want to expand our platform into other vertical markets. And we will do that through M&A, which is an important part of our growth strategy. M&A is something I have a lot of experience with, as is our CFO. We have 150 companies in our pipeline, 7 of which are deep in that process. They represent $180 million in revenue, less than 2X revenue multiples. And in addition to being immediately accretive, Porch has proven through a couple of acquisitions that we’ve done that we can create a lot of value by layering these companies into our platform.

So ISN, as an example, we acquired 3 years ago, to go deeper into the inspection software space. The business was fairly small, $3 million or $4 million in revenue. And, basically flat growth, in 3 years it’d be more than 5X that business, by layering into our platform.

HireAHelper in the moving space, similar story, it was flat from 2017 to 2018. And in 18 months we’ve 2Xed that business. So, exciting opportunities as we do this across more industries.

I’ll wrap with a last few slides. So as we go public here through this SPAC, we will be very well capitalized to be able to pursue that M&A strategy. So we’ll end this transaction debt free, with $205 million of capital on our balance sheet. When we went out to do our pipe raise, we started a $50 million pipe. It was upsized in the second day to $100 million, and then upsized again to $150 million. And we are still to 2X oversubscribed for that pipe. And so, that will give us a lot of ammo to be able to go and pursue our strategy.

We’re excited about that, because we have this platform, which is unique. All of the benefits of SaaS, where it’s predictable, sticky, reoccurring, but because we allow for pricing with customer access, that unlocks this massive TAM, where we have a $220 billion addressable market. As you can see in the middle, where our business has these really unique characteristics, 30X LTV/CAC unit economics, high margins, high growth.

Again, we’ve crossed over from a profitability standpoint. And so, as our investors have looked at that, I’ll end with this slide here, which is you can just tell on this chart, which is currently valued in terms of our $523 million enterprise value at 4.4X revenue. Everyone knows this is going to shift to the right.

And some investors believe that it’s going to shift far to the right, and because we have all the levers that, a software company would and as we do, plus more with that consumer monetization model.

So with that, thank you very much for your time and attention. I appreciate it. And I turn it back over to Cody.

Q: Great. Thanks, Matt. We don’t have a whole lot of time left. And we’ve got several questions. I want to ask this one really quickly, and if you could give the answer pretty quickly. So if I heard that right, 80% gross margins, profitable, massive TAM, why go public via SPAC?

Matt Ehrlichman - Chief Executive Officer, Chairman and Founder

So I’ll wrap briefly with – and I know we’re running out of time here, but with why we’re going public through this path. For us, it’s really about timeline. We were planning on going public through a traditional, let’s say, IPO. In early last year, we met the PropTech team. And the reality is that we can go public a full year earlier.

And for us, given – really given our M&A pipeline is really the driver and the reason there. Is that by getting public earlier, being well capitalized, being able to be – play offence really at the end of the day. We know it’s going to create a lot of value for our shareholders. And so, that for us is exciting. Again, at the end of the day, what I’m trying to do here is to build something really large and being able to be aggressive a year earlier is something that I’m certainly excited about.

So with that, we will wrap. Again, thanks, everybody, for your time and for your attention today. I very much appreciate it. Right now, the stock trades at PTAC. And come later this year, we’ll trade under the PRCH ticker symbol once that transaction is complete. Thank you.

Cody Slach - Senior Managing Director, Gateway Investor Relations

Right. Thank you so much, Matt. Really appreciate it. And we’ll talk to everybody soon. Thanks.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving PropTech Acquisition Corporation (“PTAC”) and Porch.com, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of PTAC for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, PTAC intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary and a definitive proxy statement / prospectus / written consent solicitation to be distributed to PTAC stockholders in connection with PTAC’s solicitation for proxies for the vote by PTAC’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been filed and declared effective, PTAC will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of PTAC are advised to read, when available, the preliminary proxy statement / prospectus / written consent solicitation, and any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with PTAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus / written consent solicitation, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: PropTech Acquisition Corporation, 3485 N. Pines Way, Suite 110, Wilson, WY 83014.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

PTAC and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PTAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PTAC’s stockholders in connection with the proposed business combination will be set forth in PTAC’s registration statement / proxy statement when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PTAC’s directors and officers in PTAC’s filings with the SEC, including PTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and such information will also be in the Registration Statement to be filed with the SEC by PTAC, which will include the proxy statement / prospectus / written consent solicitation of PTAC for the proposed transaction.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding PTAC’s or the Company’s industry, future events, the proposed transaction between PTAC and the Company, the estimated or anticipated future results and benefits of the combined company following the proposed transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding PTAC’s and the Company’s businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which PTAC and the Company operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which PTAC operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of PTAC’s or the Company’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (including uncertainties related to the impact of COVID-19 on the combined company’s business, operations and employees) that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of PTAC is not obtained; failure to realize the anticipated benefits of the proposed transaction, including as a result of a delay in consummating the proposed transaction or a delay or difficulty in integrating the businesses of PTAC and the Company; uncertainty as to the long-term value of PTAC’s common stock; those discussed in the PTAC’s Annual Report on Form 10-K for the year ended December 31, 2019 under the heading “Risk Factors”, as updated from time to time by PTAC’s Quarterly Reports on Form 10-Q and other documents of PTAC on file with the SEC or in the proxy statement / prospectus / written consent solicitation that will be filed with the SEC by PTAC. There may be additional risks that PTAC presently does not know or that PTAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide expectations, plans or forecasts of future events and views as of the date of this communication. PTAC and the Company anticipate that subsequent events and developments will cause these assessments to change. However, while PTAC and the Company may elect to update these forward-looking statements at some point in the future, PTAC and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing PTAC’s or the Company’s assessments as of any date subsequent to the date of this communication.